UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

SPEEDHAUL HOLDINGS, INC.
(Exact name of registrant as specified in charter)

New Jersey
(State or other Jurisdiction of Incorporation or Organization)

333-121764 (Commission File Number)	22-3719165 (IRS Employer Identification No.)
7 Bayhill Boulevard Monroe, New Jersey 08831 (Address of Principal Executive Offices and zip code)

(732) 637-1926
(Registrant’s telephone
number, including area code)

(Former name or former address, if changed since last report)

June 28, 2007

SPEEDHAUL HOLDINGS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF SPEEDHAUL HOLDINGS, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO SPEEDHAUL HOLDINGS, INC.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of June 28, 2007 (“Record Date”), of the outstanding shares of common stock, $0.001 par value per share (the “Common Stock”) of Speedhaul Holdings, Inc., a New Jersey corporation (“Speedhaul”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1.  This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company’s Board of Directors (the “Board”) in connection with a share exchange agreement that we are entering into with Gold Horse International, Inc. This Information Statement is being provided for information purposes only.  The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company’s shareholders.

This Information Statement is being mailed to the stockholders of record of Speedhaul on or about June 28, 2007, and the proposed change in the majority of the directors on the Board shall become effective ten days after such mailing date (the “Effective Date”).

PROPOSED CHANGE IN CONTROL TRANSACTION

On June 28, 2007, the board of directors of Speedhaul Holdings, Inc. (the “Registrant” or “Speedhaul”) approved a Share Exchange Agreement (“Share Exchange Agreement”) by and among Gold Horse International, Inc., a Nevada corporation (“Gold Horse”), and the stockholders of 100% of Gold Horse’s issued and outstanding common stock (the “Gold Horse Stockholders”), on the one hand, and the Registrant and a majority of the Registrant’s stockholders (“Speedhaul Stockholders”), on the other hand.  Pursuant to the terms of the Share Exchange Agreement, Speedhaul will acquire the business of Gold Horse, a real estate development and construction company based in China.

Under the Share Exchange Agreement, at the closing (the “Closing”) to be held on or around June 29, 2007 (the “Closing Date”), the Registrant shall issue 48,500,000 shares of the Registrant’s common stock (the “Speedhaul Shares”) to the Gold Horse Stockholders (and their assignees) in exchange for 100% of the common stock of Gold Horse (the “Share Exchange Transaction”).  Additionally, immediately prior to the Closing, Andrew Norins, Speedhaul’s current President, CEO and sole director, shall cancel 9,655,050 shares of Speedhaul common stock held by him. After giving effect to this cancellation, Speedhaul will have a total of 1,500,000 shares of common stock outstanding immediately prior to Closing.  After the Closing, Speedhaul will have a total of 50,000,000 shares of common stock outstanding, with the Gold Horse Stockholders (and their assignees) owning 97% of the total issued and outstanding shares of Speedhaul’s common stock, and the balance held by Mr. Norins and other stockholders who held shares of Speedhaul’s common stock prior to the Closing.  In addition, immediately prior to the Closing, Mr. Norins paid Speedhaul creditors the amounts satisfying all of Speedhaul’s obligations that were outstanding immediately prior to the Closing, as set forth in the Share Exchange Agreement.

Following the Closing, Gold Horse will become our wholly owned subsidiary. Gold Horse owns 100% of Global Rise International, Limited (“Global Rise”), a Cayman Islands corporation, and operates, controls and beneficially owns the construction, hotel and real estate development businesses in China through a series of contractual arrangements (the “Contractual Arrangements”) with Inner Mongolia Jin Ma Real Estate Development Co., Ltd. (“Jin Ma Real Estate”), Inner Mongolia Jin Ma Construction Co., Ltd. (“Jin Ma Construction”) and Inner Mongolia Jin Ma Hotel Co., Ltd. (“Jin Ma Hotel,” and collectively with Jin Ma Real Estate and Jin Ma Construction, the “Jin Ma Companies”), all three of which are limited liability companies based in the People’s Republic of China (“PRC” or “China”) and organized under the laws of the PRC.

Finally, the Share Exchange Agreement provides that on the Closing Date, Mr. Norins, Speedhaul’s sole officer and director, (i) will resign from his respective officer positions with the Company effective as of the Closing Date and (ii) will tender his resignation as the sole director on the Board, which resignation shall become effective on the Effective Date.

On the Effective Date, the following persons will be appointed as directors on Speedhaul’s Board, whose biographical descriptions appear in below in the section titled “Directors and Officers”:

Liankuan Yang

Jonathan Blum

Mingguo Wang

Wenbiao Wang

Gregory T. Wolfson

Yang Yang

As of the Closing Date, the following persons shall be appointed as officers of Speedhaul, with the respective titles set forth below opposite such individual’s name and whose biographical descriptions appear in below in the section titled “Directors and Officers”:

Name	Age	Position

Liankuan Yang	51	Chief Executive Officer and President
Adam Wasserman	42	Chief Financial Officer and Treasurer
Runlan Ma	47	Secretary

VOTING SECURITIES

As of the Record Date, Speedhaul’s voting securities consisted of 11,155,050 issued and outstanding share of Common Stock, $0.001 par value. Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders of the Company.

     The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

BUSINESS OF SPEEDHAUL HOLDINGS, INC.

Speedhaul is currently a public reporting “shell” company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Speedhaul would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

BUSINESS OF GOLD HORSE INTERNATIONAL, INC.

Gold Horse operates, controls and beneficially owns the construction, hotel and real estate development businesses in China through the Contractual Arrangements with the Jin Ma Companies. Gold Horse’s principal offices are located at No. 31 Tongdao South Street, Huiming District., Huhhot City, Inner Mongolia, PRC.

PRC law currently imposes certain limits on foreign ownership of Chinese companies. To comply with these foreign ownership restrictions, Gold Horse operates its business in China through the Jin Ma Companies, each of which is a limited liability company headquartered in Hohhot, the capital city of the Autonomous Region of Inner Mongolia in China, and organized under the laws of the PRC. Each of the Jin Ma Companies has the relevant licenses and approvals necessary to operate Gold Horse’s businesses in China. Gold Horse has entered into the Contractual Arrangements with each of the Jin Ma Companies and their equity owners, pursuant to which Gold Horse provides business consulting and other general business operation services to the Jin Ma Companies. Through these Contractual Arrangements, Gold Horse also has the ability to control the day-to-day operations and financial affairs of the Jin Ma Companies, appoint each of their senior executives and approve all matters requiring approval of equity owners.

The Contractual Arrangements are comprised of a series of agreements, including a Consulting Agreement and an Operating Agreement, through which Gold Horse has the right to exclusively advise, consult, manage and operate each of the Jin Ma Companies, and to collect and own all of their respective net profits. Additionally, under a Proxy and Voting Agreement and a Voting Trust and Escrow Agreement, the equity owners of the Jin Ma Companies effectively have vested their voting control over the Jin Ma Companies to Gold Horse.  In order to further reinforce Gold Horse’s rights to control and operate the Jin Ma Companies, these companies and their equity owners have granted Gold Horse, under an Option Agreement, the exclusive right and option to acquire all of their equity interests in the Jin Ma Companies or, alternatively, all of the assets of the Jin Ma Companies. Further, the equity owners of the Jin Ma Companies have pledged all of their rights, titles and interests in the Jin Ma Companies to Gold Horse under an Equity Pledge Agreement.

THE JIN MA COMPANIES

Jin Ma Construction.  Inner Mongolia Jin Ma Construction Co., Ltd. (“Jin Ma Construction”) is an engineering and construction company that offers general contracting, construction management and building design services primarily in Hohhot City, the capital of Inner Mongolia in China.  Since 2001, Jin Ma Construction has been classified as a Level Two national construction company. To qualify as a Level Two national construction company, Jin Ma Construction must have (1) at least 40 million RMB in registered capital, (2) at least 150 engineering, technical, accounting staff in the aggregate, (3) achieved, within a three year period, annual revenue in excess of 80 million RMB, (4) achieved satisfactory rating in construction quality, and (5) within a five year period, obtained a construction contract worth at least 30 million RMB and/or completed a construction project that is (i) at least 12 stories and/or (ii) at least 50 meters in height and/or (iii) at least 21 meters in width and/or (iv) at least 10,000 square meters in gross floor area (“GFA”) for a single-building project or at least 50,000 square meters in GFA for a multiple-building project.

Jin Ma Hotel.  Inner Mongolia Jin Ma Hotel Co., Ltd. (“Jin Ma Hotel”) was incorporated in 1999 in the PRC with registered capital of 20 million RMB.  Jin Ma Hotel presently owns, operates and manages the Inner Mongolia Jin Ma Hotel (the “Hotel”), a 22-room full service hotel situated in Hohhot City approximately 15 kilometers from the Hohhot Baita Airport. The Hotel combines affordability, convenient location and amenities, such as a business center, restaurant and spa, to attract both business and leisure travelers. In 2000, the Hohhot Tourism Bureau certified the Hotel as a two-star hotel.

Jin Ma Real Estate.  Inner Mongolia Jin Ma Real Estate Development Co., Ltd. (“Jin Ma Real Estate”) was registered as a Level Four real estate development company Hohhot City on February 27, 1999 with a registered capital of four million RMB. To meet the qualifications of Level Four real estate development company, the company must (1) have registered capital of at least one million RMB, (2) be engaged in real estate development and be in operation for at least one year, (3) have passed satisfied the quality standard examination for all of its finished projects, (3) employ at least five management personnel and two accounting staff; and (4) have implemented a standardized system of “Residential Quality Guarantee” and “Residential Instruction Manual” to be issued in connection with the sales of residential units.

DIRECTORS AND OFFICERS

As a condition to the Closing, our current board of directors will appoint Liankuan Yang, Wenbiao Wang, Mingguo Wang, Yang Yang and Gregory Wolfson (collectively the “New Directors”) to our board of directors upon Closing.  The New Directors, however, will not take office until the Effective Date, which is at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our current directors and executive officers:

Name	Position Held	Age	Date First Appointed
Andrew Norins	President, Chief Executive Officer, Chief Executive Officer and Director	37	December 21, 2004

Business Experience

The following is a brief account of the education and business experience of the current director and executive officers during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Andrew Norins has been our President, CEO, CFO and Chairman of our Board of Directors since December 21, 2004.  Mr. Norins has been the Director of Operations and the head of the Customer Service Department for Chopper Logistics in Montville, New Jersey since November 2001. Chopper Logistics is a $40,000,000 regional dedicated carrier which has been in business for over 30 years and specializes in the automotive industry. In his capacity as Director of Operations he supervises the company’s dispatching and deliveries as well as handling the duties of payroll controller. In addition, as the head of Customer Service his responsibilities include assisting the company in its customer relations and scheduling.  From January 2000 to November 2001, Mr. Norins was the President of Westridge Enterprises, a company that owned and operated a nightclub located in Greensboro, North Carolina. As the President of the company and manager of the nightclub, Mr. Norins supervised all of the day to day operations of this company as well as the payroll and bookkeeping. Prior to such time, he was employed as Logistics Center Supervisor at Penske Logistics in Garfield, New Jersey from June 1994 until December 1999. His responsibilities in such position included the handling of customer relations, payroll manager and supervising dispatchers, clerks and drivers. Mr. Norins received a Bachelor of Science from the University of Delaware in 1992 with a Minor in Business Administration.

Proposed Directors and Executive Officers

The following table sets forth information regarding our proposed directors and officers, to be appointed upon the Closing and upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.  The table does not include the information for Andrew Norins, which is provided earlier in this Information Statement, who will resign from his officer positions as of the Closing Date but will remain as a director of our company until the Effective Date.

Name of Proposed Director or Executive Officer	Proposed Position with the Company	Age
Liankuan Yang	Chief Executive Officer, President and Chairman of the Board of Directors	51

Name of Proposed Director or Executive Officer	Proposed Position with the Company	Age
Adam Wasserman	Chief Financial Officer	42
Runlan Ma	Secretary	47
Jonathan Blum	Director	50
Mingguo Wang	Director	47
Wen Biao Wang	Director	43
Gregory T. Wolfson	Director	31
Yang Yang	Director	25

Business Experience

The following is a brief account of the education and business experience of each proposed director and executive officer during at least the past five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Liankuan Yang, Chief Executive Officer, President, and Chairman of the Board of Directors, 51.  Mr. Yang founded Jin Ma Construction, Jin Ma Hotel and Jin Ma Real Estate, and is the Chairman and President of all three companies. Mr. Yang, a graduate of the China Agriculture University, has engineering background and has extensive experience in business management. Mr. Yang has been recognized repeatedly as an “Excellent Entrepreneur” by the National Ministry of Construction, the National Ministry of Agriculture and the Regional Government of Inner Mongolia Autonomous Region. In recognition of his business achievements, Mr. Yang is also the recipient of the Special Prize from the Mayor of Hohhot City. Mr. Yang is the husband of Ms. Runlan Ma, the proposed Secretary, and the father of Ms. Yang Yang, one of the proposed directors.

Adam Wasserman, Chief Financial Officer. Mr. Wasserman devotes approximately 20% of his time to our company. As our business grows, we will either seek to increase the amount of time Mr. Wasserman devotes to our company or hire a full-time chief financial officer. Since November 1999, Mr. Wasserman has been CEO of CFO Oncall, Inc., a Weston, Florida based provider of consultant accounting services specializing in financial reporting, budgeting and planning, mergers and acquisitions, audit preparation services, accounting, automated systems, banking relations and internal controls. Mr. Wasserman has also served as the Chief Financial Officer of Transax International Limited since May 2005, Lotus Pharmaceuticals, Inc. since October 2006, and Genesis Technology Group, Inc, since 2000.

From June 1991 to November 1999 he was Senior Audit Manager at American Express Tax and Business Services, in Fort Lauderdale, Florida where his responsibilities included supervising, training and evaluating senior staff members, work paper review, auditing, maintaining positive client relations, preparation of tax returns and preparation of financial statements and the related footnotes. From September 1986 to May 1991, Mr. Wasserman was employed by Deloitte & Touche, LLP. During his employment, his significant assignments included audits of public (SEC reporting) and private companies, tax preparation and planning, management consulting, systems design, staff instruction, and recruiting. Mr. Wasserman holds a Bachelor of Administration from the State University of New York at Albany. He is a CPA (New York) and a member of The American Institute of Certified Public Accountants and is a director and the treasurer and an executive board member of Gold Coast Venture Capital Association.

Runlan Ma, Secretary, 47.  Ms. Ma, a graduate of the Inner Mongolia Institute of Finance and Economy, joined Jin Ma Hotel in 2002 and has since then been in charge of its business operation. Ms. Ma is also presently a supervisor of business operation at Jin Ma Construction and Jin Ma Real Estate. Ms. Ma previously worked as a department manager the Inner Mongolia National Tax Bureau. Ms. Ma is the wife of Mr. Liankuan Yang, the proposed CEO, and the mother of Ms. Yang Yang, one of the proposed directors.

Jonathan Blum, Director, 50.  Jonathan Blum has 20 years of client advisory experience on Wall Street and as a consultant.  From 2002 to 2006, Mr. Blum was a Partner and Head of the Investment Banking practice at Jesup & Lamont Securities, a New York based boutique banking firm. Prior to Jesup & Lamont, Mr. Blum was a Managing Director at Prudential Securities Incorporated responsible for the firm’s Real Estate, Energy and Consumer M&A practices.  Before joining Prudential Securities, Mr. Blum was a Director of M&A at Salomon Smith Barney and a Managing Director in the M&A practice of Chase Securities, Inc.  Mr. Blum graduated summa cum laude with a B.S. in finance from Boston University and received an M.B.A. with distinction from the Harvard Business School.  Mr. Blum is a Director of Cornerstone Pharmaceuticals, Inc., an oncology focused biotech company based in New Jersey.

Mingguo Wang, Director, 47. Mr. Wang is a director. He is a graduate of the Beijing University of Chinese Medicine and joined Jin Ma Real Estate in 2005 as a director overseeing its business operations.  From 1984 to 2004, Mr. Wang was employed Beijing Yong’an Fuxing Pharmaceutical Co., Ltd., initially as a sales representative, then as a deputy manager and finally as a department manager before leaving that company.

Wenbiao Wang, Director, 43. Mr. Wang the senior engineer at Jin Ma Construction. Mr. Wang has over 20 years of experience in engineering and construction. Mr. Wang attended the Inner Mongolia University of Technology, and joined Jin Ma Construction after his graduation.

Gregory T. Wolfson, Director. 31. Mr. Wolfson has been a director of Gold Horse since September 2006. Mr. Wolfson was a financial advisor with Austen Morris Associates in Shanghai, China from September 2005 to July 2006. From June 2004 to September 2005, Mr. Wolfson was the chief representative and general manager of Genesis Technology Group in Shanghai, China, overseeing its day-to-day operations.

From March 2002 to June 2004, Mr. Wolfson consulted on website development and systems engineering for clients in both California and Massachusetts. Mr. Wolfson was a systems engineer with Worldcare International in Cambridge, Massachusetts from June 2001 to March 2002, and a website and application developer with NSK & Associates in Boston, Massachuesetts from October 2000 to June 2001. During 2000, Mr. Wolfson was a website developer and business consultant for Leapfrog Smart Products in Orlando, Florida. From July 1999 to May 2000, Mr. Wolfson was a website developer for Think Tank Consulting in Munich, Germany. Mr. Wolfson is a graduate of Tufts University and is conversant in both Mandarin Chinese and German.

Yang Yang, Director, 25. Ms. Yang joined Jin Ma Real Estate after completing her studies at AIT University Ms. Yang is the manager at Jin Ma Hotel and Jin Ma Real Estate.  Ms. Yang joined the Company after completing her university studies in business management and accounting in Australia. Ms. Yang is the daughter of Mr. Liankuan Yang, the proposed CEO, and Ms. Runlan Ma, the proposed Secretary.

Family Relationships

Other than as described in the following, there are no family relationships between any of our directors, executive officers and proposed directors or executive officers: Mr. Liankuan Yang, the proposed CEO, and Ms. Runlan Ma, the proposed Secretary, are husband and wife, and Ms. Yang Yang, one of the proposed directors, is their daughter.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences; (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (4) being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Director Terms of Office

According to Speedhaul’s Bylaws, our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Bylaws.  Directors hold office for their respective term and until their successors are duly elected and qualified, and vacancies in the existing Board are filled by a majority vote of the remaining directors.  Additionally, officers serve at the will of the Board of Directors.

Board and Committee Meetings

The board of directors of our company held no formal meetings during the fiscal year ended December 31, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the board of directors. Such resolutions consented to in writing by the sole director are, according to the corporate laws of the State of New Jersey and our Bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B, and is “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the sole member of our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances and the fact that we have not generated any material revenues to date.  In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter.  Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Our board of directors believes that a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level.  We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees.  Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

During our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last three fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

As at the date of this Information Statement, we do not have any policies in place with respect to whether we will enter into agreements with related parties in the future.

COMPLIANCE WITH SECTION 16(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.  Based on our review of the copies of such forms received by us, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

CORPORATE GOVERNANCE

Our board of directors has determined that we do not have a board member that qualifies as “independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

EXECUTIVE AND DIRECTOR COMPENSATION

The Company’s sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.  Following the Exchange Transaction directors of the Company will not be entitled to any compensation.

Employment Agreements

The Company currently has no employees and no employment agreements.

Compensation of Directors

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of common stock as awarded by our board of directors.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Common Stock as of June 28, 2007, with respect to: (1) each person known by Speedhaul to beneficially own 5% or more of the outstanding shares of Common Stock, (2) each of Speedhaul’s directors, (3) each of Speedhaul’s Executive Officers and (4) all directors and officers as a group.  Except as noted, each person set forth below has sole voting and investment control over the shares reported.

Name	Number of Total Shares	% of Shareholder

Andrew Norins	10,000,000	89.65%

All Directors & Officers as a group	10,000,000	89.65%

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Speedhaul’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of Speedhaul’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Speedhaul’s securities with the SEC on Form 3 (Initial Statement of Beneficial Ownership), Form 4 (Statement of Changes of Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Speedhaul’s common stock are required by SEC regulations to furnish Speedhaul with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Speedhaul, or written representations that no reports were required, Speedhaul believes that for the fiscal year ended December 31, 2006 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Speedhaul’s securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPEEDHAUL HOLDINGS, INC. (Registrant)

By:	/s/ Andrew Norins
Andrew Norins
President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors

Dated: June 28, 2007